Exhibit d.3





Analysis of Certain Economic Impacts of the Proposed Combination of Northeast Utilities ("NU") and Yankee Energy System, Inc. ("YES")


At the time of the original U-1 Application/Declaration, NU anticipated that the cost savings from the proposed merger of YES and NU could approximate $10 million annually. A team of internal specialists at NU determined this estimate during its due diligence process prior to the public announcement of the proposed combination of NU and YES. Since that time, a joint transition task force comprised of representatives from both companies has been evaluating the operating and administrative functions of NU and YES. This joint task force consists of eleven Functional Transition Teams that have the general responsibility of identifying opportunities to increase efficiencies, eliminate duplication and provide improved customer service.

At this time, each of the Functional Transition Teams has presented draft recommendations to the co-chairs of the Transition Teams. These individuals are currently reviewing the recommendations and will present the recommendations to the Transition Steering Committee, consisting of Messrs. Morris, Gooley and other officers of each corporation, who will review, challenge and may further refine the recommendations.

It is currently expected that this process will result in final recommendations approved for implementation by the end of January 2000. The implementation process would commence subsequent to closing of the merger.

Applicant believes that the analyses of economies, efficiencies and customer service performed by the various Functional Transition Teams are sufficiently developed at this stage of the process. These analyses support $10.4 million of annual savings by the end of 2001, gradually increasing to $13.7 million annually at the end of a five-year transition plan. These savings relate primarily to the gas utility operations of Yankee Energy which has historically incurred $60-65 million of operation and maintenance expenses annually. It is expected that certain costs will be incurred in the first two years of transition of approximately $5 million. Although the Connecticut Department of Public Utility Control has approved the merger itself, by Decision dated December 29, 1999, Docket No. 99-08-02, the Decision made no findings on allocation of merger savings between NU and YES and YES' rates will not be immediately impacted.

A more detailed description of the activities and findings of the Functional Transition Teams follows:

Functional Transition Teams

1.	Information Technology/Information Systems

	The primary functions of this team were to evaluate processing capabilities and processing infrastructure within each organization and also assist other functional teams in evaluating "common" application software used by each organization and make recommendations based upon those evaluations.

	NU and YES have very different information technology operating capabilities. YES currently outsources substantially all of its mainframe processing needs, as well as certain support services with a third party provider while NU maintains in-house data processing capabilities and generally supports its personal computer network with internal resources.

	The most significant conclusions of this team, in terms of cost savings, is to migrate YES' outsourced mainframe environment to existing NU resources, combine support services staff and reduce the application development and maintenance staff level consistent with the reduced requirements of migrating "common" application software into one system for the combined entity.

2.	Finance, Accounting, Financial Planning and Auditing

	This team reviewed the major activities performed within these functions and have developed recommendations consistent with their evaluation.
Generally, transaction-processing matters currently performed by YES in the accounting, treasury and, to a lesser extent, financial planning area, will be absorbed by existing NU resources. YES will maintain a smaller, analytical focused financial reporting and planning group.

	Additional savings are anticipated from the elimination of duplicative activities and third party fees in the areas of shareholder services, transfer agents and outside auditors.

3.	Transportation and Facilities

	This team evaluated the existing provisioning of transportation resources
(i.e., fleet management) and facilities for each organization. Due in large part to overlapping service territories and redundant capabilities within each organization, savings are expected to be achieved through combination of existing transportation departments, as well as reduced, combined operating and administrative space requirements.

4.	Legal, Environmental, Safety and Insurance

	This team evaluated current practices within each organization and determined that opportunities exist to improve service efficiencies and eliminate duplication of activities. Specifically, a substantial part of legal services at YES currently provided by outside law firms will be absorbed by existing internal resources at NU. Further, additional efficiencies are expected in insurance coverages, as YES current plans will transition to existing NU plans where economies of scale benefits can be achieved.

5.	Other Areas (including Purchasing, Human Resources, Regulatory and
Government Affairs and Corporate Communications)

Each of these areas were evaluated in a manner similar to the other functional areas with the focus of improving efficiency and service to customers. The primary drivers of cost savings estimates are (1) increased purchasing power of the combined entity (2) elimination of redundant or duplicative functions not necessary in the combined entities and (3) transfer of certain transaction processing functions currently performed at YES to similar functions provided by NU entities.

The accompanying Exhibit I summarizes the financial impacts of Applicant's current plans related to the proposed combination of NU and YES.

As a percentage of Yankee Gas' 1999 gas operating revenues ($276 million), the annual combined savings at the end of the five-year period of $13.7 million amounts to 5.0%. As a percentage of Yankee Gas' 1999 gas operating revenues deductions (excluding depreciation and other taxes) ($193 million), this amount is equal to 7.1%. As a percentage of Yankee Gas' 1999 gas gross income ($29 million), this amount equals 47.2% and as a percentage of Yankee Gas' 1999 gas net income ($16 million), this amount would equal 85.6%.








                     						EXHIBIT 1

			              	ESTIMATED SAVINGS BY FUNCTION
                       						(Millions)





	                                             ANNUAL	     CAPITAL
FUNCTION	              MERGER COSTS (1)	      EXPENSE 		  EXPENDITURE
		                                            SAVINGS		   SAVINGS

	                                            2001	 2004

1. Information Technology
   /Information Systems		   $5.0		          $3.7		$4.8		   	$1.0


2. Planning and Budget/Finance
   Accounting/Internal Audit			             2.5		 2.5

3. Facilities/Fleet					                     .2		 1.8

4. Legal/Environmental/Safety			            1.5		 1.7

5. Other Areas						                        2.6		 2.9			      .5

TOTALS 					               $5.0		         $10.5	 $13.7	     $1.5

(1) Estimated direct merger costs
    to close duplicate facilities and
    exit redundant contracts.